Exhibit 99.1

Perpetual Energy Inc. Releases Year End 2011 Financial and Operating Results, Updates Asset Divestiture Program, Operational Results and Commodity Price Risk Management

CALGARY, March 12, 2012 /CNW/ - (TSX: PMT) - Perpetual Energy Inc. ("Perpetual" or the "Corporation") is pleased to:

•         report fourth quarter and year end 2011 financial and operating results;

•         report significant progress with its planned asset disposition program for the purpose of repaying the outstanding $75 million 6.5% convertible debentures (TSX: PMT.DB.C) due June 30, 2012;

•         announce continued success with its asset base transformation and commodity diversification program; and

•         provide an update regarding commodity price risk management initiatives.

A copy of Perpetual's audited consolidated financial statements and related management's discussion and analysis ("MD&A") can be obtained through the Corporation's website at www.perpetualenergyinc.com and SEDAR at www.sedar.com.

2011 ANNUAL HIGHLIGHTS

Corporate Activity

•         In November 2011 Perpetual announced that initiatives were underway for the sale of certain assets in the fourth quarter of 2011 and 2012 targeting proceeds of $75 to $150 million to be used to strengthen the Corporation's balance sheet and provide for the redemption of Perpetual's $75 million 6.5% convertible debentures on June 30, 2012. In the fourth quarter of 2011, Perpetual closed multiple non-core asset dispositions for net proceeds of $3.8 million. Subsequent to the end of 2011, several additional non-core asset dispositions have been closed for net proceeds of $63 million, including the disposition of a portion of the Corporation's common shares of TriOil Resources Ltd. The disposed assets are primarily non-core properties located in eastern and west central Alberta and include approximately 8 MMcf/d of gas production and oil and NGL production of 390 bbl/d.  Perpetual is continuing to pursue additional asset sales, including the disposition of all or a portion of its gas storage facility at Warwick, to reach the previously announced targeted proceeds in 2012.

Production and Pricing

•         Actual and deemed production averaged 168.7 MMcfe/d in 2011, down 5 percent from 177.4 MMcfe/d in 2010.

•         Daily average oil and NGL production increased by 782 bbl/d, or 63 percent from 2010 levels, to 2,027 bbl/d, driven by successful heavy oil and liquids rich gas drilling during the year.

•         Natural gas production decreased ten percent to 130.2 MMcf/d in 2011 as a result of non-core asset dispositions, the shut-in and sale of natural gas production at Liege in November 2010 due to gas over bitumen concerns and natural production declines, partially offset by high-impact drilling at Edson and low cost workover and recompletion activities in the Eastern district to mitigate decline rates.

•         The Corporation's average gas price before derivatives decreased ten percent to $3.77 per Mcf in 2011 from $4.17 per Mcf in 2010, in line with an 11 percent decrease in AECO monthly index prices. Natural gas prices including derivatives declined to $3.82 per Mcf in 2011 from $7.10 per Mcf in the prior year due to a $151.5 million reduction in realized gains on derivative contracts.

•         Average oil and NGL prices before derivatives increased eight percent to $73.90 per bbl for 2011, primarily as a result of higher reference prices. The increase in the Corporation's price is not as pronounced as the increase in posted prices due to the increasing percentage of heavy oil in Perpetual's oil and NGL production portfolio. The Corporation received $3.1 million in the fourth quarter of 2011 for the sale of a forward call option for 500 bbl/d of 2013 oil production, boosting the realized oil and NGL price to $78.06 per bbl for the current year.

Financial

•         Net bank debt decreased 36 percent from $214.5 million at December 31, 2010 to $137.7 million at December 31, 2011.

•         On March 15, 2011 Perpetual issued $150 million of seven year senior unsecured notes (the "Senior Notes"). The Senior Notes bear interest at 8.75 percent, payable semi-annually, and mature on March 15, 2018.

•         Production-related operating costs decreased six percent to $84.3 million ($1.62 per Mcfe) in 2011 as compared to $89.7 million ($1.61 per Mcfe) in 2010, primarily due to lower production levels partially offset by higher costs associated with the increased oil volumes. Warwick Gas Storage ("WGSI") operating costs increased to $5.0 million in 2011 from $1.5 million in 2010 as 2011 was the first full year of operations for the WGSI facility.

•         Funds flow decreased 68 percent to $77.0 million in 2011 as compared to $237.5 million for 2010. The decrease was primarily due to a $151.5 million reduction in realized gains on derivatives from year to year. Excluding the effect of derivatives, funds flow decreased by $9.0 million due to lower natural gas production and pricing, partially offset by growing oil and liquids production and gas storage funds flow.

•         The average royalty rate on oil, NGL and natural gas revenues before derivatives was consistent at 8.8 percent for both 2010 and 2011. Higher natural gas royalties caused by lower gas cost allowance credits were offset by lower oil royalties, as the majority of Perpetual's oil production in 2011 is from new drills that qualify for a five percent royalty for the first year of production.

•         Net loss for 2011 was $95.9 million, driven primarily by reduced fund flows and impairment losses related to low natural gas prices.

•         The Corporation declared dividends of $28.9 million or $0.195 per Common Share in 2011 as compared to $78.6 million or $0.56 per Common Share in 2010. On October 19, 2011 Perpetual announced that, given the continued weakness in natural gas prices, dividends would be suspended until further notice.

Reserves

•         In 2011, Perpetual added 61.1 Bcfe (10.2 MMboe) of proved and probable reserves in 2011, excluding production and net dispositions. The majority of the reserve additions were related to activities driven by Perpetual's asset base transformation and diversification strategy, adding natural gas and liquids reserves in the Alberta deep basin and in eastern Alberta adding Mannville heavy oil reserves. At year end 2011, oil and NGL represent ten percent of Perpetual's total proved and probable reserves (12 percent of proved), up from six percent (eight percent of proved) at year-end 2010.

•         After dispositions of 12.2 Bcfe (2.0 MMboe) and production of 51.9 Bcfe (8.7 MMboe) in 2011, proved and probable reserves decreased less than one percent from 487.7 Bcfe (81.3 MMboe) at year-end 2010 to 484.7 Bcfe (80.8 MMboe) at December 31, 2011. Before downward revisions related solely to changes in natural gas pricing at year-end 2011 of 28.4 Bcfe, Perpetual's reserves grew five percent year over year from 487.7 Bcfe to 513.1 Bcfe.

•         Including changes in future development capital ("FDC"), Perpetual realized finding and development costs ("F&D") of $2.86 per Mcfe ($17.16 per BOE) on a proved and probable reserve basis in 2011.

•         Perpetual's realized finding, development and acquisition costs ("FD&A"), including changes in FDC, were $2.88 per Mcfe ($17.28 per BOE) on a proved and probable basis. Excluding downward reserve revisions related solely to natural gas price reductions, FD&A including changes in FDC was $1.82 per Mcfe ($10.92 per BOE) on a proved and probable basis.

Exploration and Development Capital Activity

•         Exploration and development expenditures excluding land measured $122.8 million in 2011 as compared to $101.4 million for 2010. Capital spending was concentrated on exploration and development of liquids-rich natural gas in the West Central district, heavy oil drilling at Mannville in eastern Alberta and evaluation of the Corporation's oil sands leases in northeast Alberta.

•         Eastern district expenditures of $65 million were concentrated on the drilling and completion of 29 (29.0 net) heavy oil wells at Mannville, facilities optimization projects designed to reduce production costs, low-cost shallow gas recompletions to maintain production levels, and evaluation of the Corporation's oil sands leases at Panny and Liege.

•         West Central District capital spending totaled $75 million, directed primarily to Cardium drilling in the first quarter of 2011, Wilrich delineation and development, and land expenditures to extend Perpetual's Wilrich operations to West Edson.

•         Perpetual drilled 62 gross wells (60.5 net) in 2011 with a 100 percent success rate, as compared to 70 gross (63.9 net) in 2010. Drilling activity included 35 gross (34.0 net) oil wells, 16 gross (15.5 net) natural gas wells, 7 gross (7.0 net) oil sands evaluation wells and 3 gross (3.0 net) wells at the WGSI gas storage facility.

•         Land acquisitions totaled $16.5 million in 2011, a $2.6 million increase from 2010. Current year spending was directed primarily towards several exploratory parcels in the West Edson area of west central Alberta as well as expanding Perpetual's land position in Mannville and Elmworth.

Warwick Gas Storage ('WGSI")

•         Gas storage expenditures decreased to $11.2 million for 2011 from $57.6 million for the prior year. Prior year costs included construction of the storage facility, whereas 2011 expenditures were primarily directed to the drilling of three horizontal wells designed to increase the working gas capacity in the storage reservoir.

•         Capacity was established at 17 Bcf for the second commercial storage cycle, which commenced April 1, 2011.  This working gas capacity has been reconfirmed for the third cycle expected to commence with injection operations in April 2012.

•         The WGSI Facility generated net revenue of $9.0 million in 2011, based upon working gas from the test cycle and primarily the injection portion of its second full-scale operations cycle.  It is expected that funds flow for 2012 from operations at the WGSI facility will exceed $11 million. WGSI provides a complementary diversified cash flow stream to the Corporation's existing oil and natural gas assets.

Acquisitions and Dispositions

•         The Corporation disposed of non-core assets in the West Central and Northern districts for $41.7 million, providing additional liquidity while high-grading the Corporation's asset base. The disposed assets are primarily non-core properties located in eastern and west central Alberta and include approximately 8 MMcf/d of gas production and oil and NGL production of 390 bbl/d.  Perpetual is continuing to pursue additional asset sales to reach the previously announced targeted proceeds in 2012.

•         Acquisition expenditures totaling $7.7 million were focused on adding to Perpetual's drilling inventory in Edson.

OPERATIONS UPDATE

•         Perpetual's oil and natural gas liquids (NGL) production averaged 3,316 bbl/d in the last week of December 2011, and is estimated to average over 3,600 bbl/d for calendar year 2012, giving effect to the asset dispositions discussed above and assuming a capital investment program of approximately $65 million. This activity is expected to result in oil and NGL production representing more than 20 percent of 2012 exit production.

•         Operational results from Perpetual's asset base diversification strategy continue to be very positive. For 2012, Perpetual is focused on two key priorities: heavy oil exploration and development in the Mannville area of eastern Alberta and the Wilrich liquids-rich gas play in the greater Edson area. With recent further weakness in natural gas prices, Perpetual's Wilrich drilling has been deferred pending price recovery and all capital is currently being directed to heavy oil drilling at Mannville.

Mannville

•         Thus far in the first quarter of 2012, Perpetual has drilled two (2.0 net) vertical exploration wells and nine (9.0 net) development wells for heavy oil, seven of which have been placed on production. With positive drilling results exceeding expectations and early production start-up from several of the new well pads, Perpetual's eastern Alberta heavy oil production is ahead of budgeted volumes, exceeding 2,600 bbl/d in the first week of March 2012 reflecting full scale operations.

•         Perpetual has had a continuous heavy oil drilling program underway since May 2011.  This program has resulted in a thirteen-fold increase in oil production from the Corporation's eastern Alberta operating district, up from 200 bbl/d just one year ago.

•         Prior to the end of the first quarter, an additional 8 wells will be drilled and placed on production to further increase Perpetual's oil production weighting. Perpetual plans to continue to pursue the economically attractive Mannville heavy oil, directing the vast majority of its remaining 2012 capital spending to this exploration and development program.

Wilrich

•         In early January, the Corporation drilled one vertical exploration well and one horizontal development well in the Edson area which are awaiting completion. This brings the number of horizontal Wilrich wells drilled at Edson to 12 gross wells.

•         In addition, at West Edson, Perpetual recently completed and tested its second Wilrich horizontal well which was rig released in January 2012. Initial testing indicates a second exceptional well, testing at over 15.5 MMcf/d of natural gas at 14 MPa flowing pressure. NGL yields are expected to be 40 bbl per MMcf, consistent with the offsetting discovery well drilled in the fourth quarter of 2011. Tie-in is scheduled for mid-March.

•         New facility construction at West Edson is expected to add additional gas and liquids production from the new drill as well as from the horizontal Wilrich discovery well at West Edson which commenced restricted production in December 2011 at 4 MMcf/d (2.0 MMcf/d net). The facility is expected to increase production in West Edson to 12 MMcf/d (6 MMcf/d net) with 480 bbl/d (240 bbl/d net) of NGL recovered through processing at the third party operated Edson deep cut plant.

•         The Corporation internally recognizes approximately 80 net future horizontal drilling locations on its lands in the Greater Edson area. At year-end 2011, 10.1 net future development drilling locations were booked in Perpetual's independent reserve report prepared by McDaniel and Associates Consultants Ltd. in the Edson and West Edson areas.

•         Due to the current depressed gas price environment, no further operations for the Wilrich play are planned for 2012 as economic returns on investment in the Corporation's heavy oil assets are superior at this time.

COMMODITY PRICE RISK MANAGEMENT

Increased oil and NGL production, combined with a substantial increase in the Corporation's 2012 hedging position, has significantly reduced exposure to further potential weakness in natural gas prices. Financial and physical forward natural gas sales arrangements at the AECO and NYMEX trading hubs as at March 7, 2012 are as follows:

Type of Contract	Term	Volumes at AECO (GJ/d)(1)	Price ($/GJ)(1)	Futures Market ($/GJ)(2)	% of 2012E Gas Production(3)
Financial - AECO	Jan - Dec 2012	45,250	3.72	2.09	35
Financial - AECO	Mar 2012	40,000	2.20	1.97	3
Financial - NYMEX	Mar 2012	50,000	2.52	2.45	3
Financial - AECO	Apr - Oct 2012	10,000	2.85	1.84	4
Financial - AECO	Apr - Dec 2012	19,000	2.60	1.99	11
Physical - AECO	Apr - Dec 2012	25,000	2.59	1.99	14
Financial - AECO	Jan - Dec 2013	25,000	3.23	2.82	19

(1)	Average price calculated using weighted average price for net open sell contracts. NYMEX prices in $US/MMBtu.
(2)	Futures market reflects AECO and NYMEX settled and forward market prices as at March 7, 2012.
(3)	Calculated using 2012 estimated gas production of 130,000 GJ/d including gas over bitumen deemed production.

Perpetual also has in place the following costless collar oil sales arrangements, to reduce exposure to fluctuations in the WTI index:

Type of Contract	Term	Volumes at WTI (bbl/d)	Floor Price ($US/bbl)(1)	Ceiling Price ($US/bbl)(1)	Futures Market ($US/bbl)(2)	% of 2012E Oil and NGL Production(3)
Collar	Jan - Dec 2012	500	82.00	91.00		14
Collar	Jan - Dec 2012	500	80.00	89.00		14
Collar	Jan - Dec 2012	500	85.00	96.75		14
Collar	Jan - Dec 2012	500	90.00	109.25		14
Period Total	Jan - Dec 2012	2,000	84.25	96.50	106.46	56

(1)	Average price calculated using weighted average price for net open contracts.
(2)	Futures market reflects WTI settled and forward prices at March 7, 2012.
(3)	Calculated using 2012 estimated oil and NGL production of 3,600 bbl/d.

The Corporation has entered into two contracts to fix the WTI to oil price differential (WCS differential) on 400 bbl/d at $US17.35 per bbl and on 500 bbl/d at US$28.75 per bbl, both for the 2012 calendar year.

In addition, the Corporation has sold oil call options exercisable and expiring as follows:

Type of Contract	Term	Call Date	Volumes at WTI (bbl/d)	Strike Price ($US WTI)	Futures Market ($US/bbl)(1)
Call	Jan - Dec 2013	Dec 31, 2012	1,000	95.00	105.55
Call	Jan - Dec 2013	monthly	1,000	105.00	105.55
Call	Jan - Dec 2014	monthly	2,000	105.00	99.65

(1)	Futures market reflects WTI forward prices at March 7, 2012.

The current mark to market value of these hedging transactions is approximately $29 million.

2012 OUTLOOK AND SENSITIVITIES

Perpetual is nearing completion of a $34 million capital spending program for the first quarter of 2012. Capital expenditures were directed principally toward the advancement of Perpetual's two key commodity diversifying plays: horizontal development of the Wilrich in greater Edson, and exploration and development of heavy oil at Mannville.

•         One vertical and two horizontal (2.3 net) wells were drilled at Edson, in addition to facility construction to tie-in new production;

•         Two vertical and 17 horizontal (19.0 net) wells were drilled and tied-in at Mannville, and tie-in operations were completed for one well drilled in 2011.

As gas prices reached levels below $3.00 per Mcf in mid-January, investment in all natural gas projects including the Wilrich program was suspended and funds will be redirected to the highly profitable Mannville heavy oil activities.

The Corporation's Board of Directors has approved a capital spending budget to remain within funds flow for 2012. Capital activity for the remainder of the year will be focused on Mannville heavy oil exploration and development.

Incorporating production additions from these capital expenditures, the following table shows Perpetual's estimate of funds flow for 2012 based on its current hedging portfolio and cost estimates under several different full year 2012 AECO gas price and WTI oil price assumptions, and incorporating all non-core property dispositions closed to date in 2012. Perpetual estimates 2012 annual production of 3,600 bbl/d of oil and NGL, 103 MMcf/d of natural gas, a $28 per bbl differential between WTI and Western Canadian Select ("WCS") reference prices, $96 million in operating costs, $28 million in cash G&A expenses and a 5.5 percent interest rate on long-term bank debt.

The following table outlines estimated funds flow at various assumed commodity prices:

Funds Flow ($millions)		AECO Gas Price ($/GJ)
		$1.75	$2.10	$2.50	$2.75	$3.00
Edmonton oil price ($/bbl)	$80.00	30	32	34	35	36
	$90.00	33	35	37	38	39
	$100.00	37	39	40	42	43
	$110.00	37	39	40	42	43
	$120.00	37	39	40	42	43

Below is a table that shows sensitivities of Perpetual's 2012 estimated funds flow to operational changes and changes in the business environment:

		Impact on funds flow per Common Share
Funds flow sensitivity analysis ($ per Common Share)	Change	Annual	Monthly
Business environment
Natural gas price at AECO	$0.25 per Mcf	0.058	0.005
Oil price at WTI	$5.00 per bbl	0.041	0.003
Interest rate on bank debt	1%	0.007	0.001
Operational
Natural gas production	5 MMcf/d	0.012	0.001
Oil and NGL production	100 bbl/d	0.029	0.002
Operating costs	$0.10 per Mcfe	0.0266	0.002
Cash general and administrative expenses	$0.10 per Mcfe	0.0266	0.002

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations and including the information contained under the heading "Outlook and Sensitivities" above may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding expected access to capital markets; forecast production, production capability, operations, funds flows, and timing thereof; expected future funds flows generated by the gas storage facility; forecast and realized commodity prices; forecast, funding and allocation of capital expenditures; anticipated operating cost sustainability; projected use of funds flow; planned drilling and development and the results thereof; expected levels of indebtedness under the credit facility; marketing and transportation; reserve estimates; and estimated funds flow sensitivity. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions, and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under "Risk Factors" in Perpetual Energy Inc.'s MD&A for the year ended December 31, 2011 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com and at Perpetual's website www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual's management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles ("GAAP"). Readers are referred to advisories and further discussion on non-GAAP measures contained in the "Non-GAAP Measures" section of management's discussion and analysis.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual's shares and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT", "PMT.DB.C", "PMT.DB.D" and "PMT.DB.E", respectively. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com .

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Highlights

FINANCIAL AND OPERATING HIGHLIGHTS	Three months ended December 31			Year ended December 31
($CDN thousands, except volume and per Common Share amounts)	2011	2010	% change	2011	2010	% change
FINANCIAL
Revenue (1) (2)	63,986	111,150	(42)	253,150	417,093	(39)
Funds flow (2)	15,893	70,509	(77)	76,986	237,470	(68)
Per Common Share (2) (3)	0.11	0.48	(77)	0.52	1.69	(69)
Cash flow provided by operating activities	9,750	80,210	(88)	60,428	199,882	(70)
Per Common Share (2) (3)	0.07	0.54	(87)	0.41	1.42	(71)
Net loss	(38,691)	(28,193)	37	(95,920)	(100,719)	(5)
Per Common Share (basic and diluted) (3)	(0.26)	(0.19)	37	(0.65)	(0.72)	(10)
Dividends declared	-	16,273	(100)	28,865	78,628	(63)
Per Common Share (4)	-	0.11	(100)	0.195	0.56	(65)
Payout ratio (%) (2)	-	23.1	(100)	37.2	33.1	12
Total assets	1,018,089	1,027,266	(1)	1,018,089	1,027,266	(1)
Net bank debt outstanding (2) (5)	137,689	214,546	(36)	137,689	214,546	(36)
Senior notes, measured at principal amount	150,000	-	100	150,000	-	100
Convertible debentures, measured at principal amount	234,897	234,897	-	234,897	234,897	-
Total net debt (2) (5)	522,586	449,443	16	522,586	449,443	16
Shareholders' equity	81,558	203,904	(60)	81,558	203,904	(60)
Capital expenditures
Exploration and development	38,269	38,158	-	139,214	115,202	21
Gas storage	327	11,171	(97)	11,207	57,587	(80)
Acquisitions, net of dispositions	(2,746)	(34,253)	(92)	(33,953)	50,958	(166)
Other	97	332	(71)	588	707	(17)
Net capital expenditures	35,947	15,408	133	117,056	224,454	(48)
SHARES OUTSTANDING (thousands)
End of year	146,966	148,284	(1)	146,966	148,284	(1)
Weighted average - basic	146,905	147,742	(1)	147,694	140,624	5
Diluted	146,905	147,742	(1)	147,694	140,624	5
March 1, 2012	146,990			146,990
OPERATING
Production
Average daily natural gas (MMcf/d) (6)	126.8	135.9	(7)	130.2	145.1	(10)
Average daily oil and natural gas liquids ("NGL") (bbl/d) (6)	2,685	1,535	75	2,027	1,245	63
Average daily (MMcfe/d) (6)	142.9	145.1	(2)	142.3	152.6	(7)
Gas over bitumen deemed production (MMcf/d) (7)	27.4	24.2	13	26.4	24.8	6
Average daily (actual and deemed - MMcfe/d) (6) (7)	170.3	169.3	1	168.7	177.4	(5)
Per Common Share (cubic feet equivalent/d/Common Share) (3)	1.16	1.15	1	1.14	1.26	(10)
Average prices
Natural gas - before derivatives ($/Mcf) (8)	3.35	3.87	(13)	3.77	4.17	(10)
Natural gas - including derivatives ($/Mcf) (8)	3.31	7.83	(58)	3.82	7.10	(46)
Oil and NGL - before derivatives ($/bbl) (8)	79.16	75.88	4	73.90	68.29	8
Oil and NGL - including derivatives ($/bbl) (8)	91.63	75.88	21	78.06	68.29	14

FINANCIAL AND OPERATING HIGHLIGHTS CONTINUED
	Three Months Ended December 31			Year Ended December 31
	2011	2010	% change	2011	2010	% change
RESERVES (Bcfe)
Company interest - proved (9) (10)	235.1	250.4	(6)	235.1	250.4	(6)
Company interest - proved and probable (9) (10)	484.7	487.7	(1)	484.7	487.7	(1)
Per Common Share (Mcfe/Common Share) (12)	3.30	3.29	-	3.30	3.29	-
Estimated present value before tax ($ millions) (11)
Proved	431.6	581.8	(26)	431.6	581.8	(26)
Proved and probable	722.4	928.2	(22)	722.4	928.2	(22)
LAND (thousands of net acres)
Total land holdings	3,313	3,421	(3)	3,313	3,421	(3)
Undeveloped land holdings	1,849	1,905	(3)	1,849	1,905	(3)
DRILLING (wells drilled gross/net)
Gas	5/5.0	3/2.4	67/108	16/15.5	48/44.3	(67)/(65)
Oil	10/10.0	3/1.0	233/900	35/34.0	14/11.6	150/193
Gas storage	-/-	-/-	-/-	3/3.0	6/6.0	(50)/(50)
Service	-/-	1/1.0	(100)/(100)	1/1.0	1/1.0	-/-
Oil sands evaluation	-/-	-/-	-/-	7/7.0	-/-	100/100
Dry	-/-	-/-	-/-	-/-	1/1.0	(100)/(100)
Total	15/15.0	7/4.4	114/241	62/60.5	70/63.9	(11)/(5)
Success rate	100/100	100/100	-/-	100/100	99/98	1/2

(1)	Revenue includes realized gains and losses on derivatives and call option premiums received.
(2)	This is a non-GAAP measure; please refer to "Significant accounting policies and non-GAAP measures" included in Management's Discussion and Analysis.
(3)	Based on weighted average Common Shares outstanding for the period.
(4)	Based on Common Shares outstanding at each dividend payment date.
(5)	Net bank debt is measured as at the end of the period and includes net working capital (deficiency), excluding short-term derivative assets and liabilities related to the Corporation's hedging activities, the current portion of convertible debentures, assets and liabilities held for sale and the share based payment liability. Total net debt includes senior notes and convertible debentures, measured at principal amount.
(6)	Production amounts are based on the Corporation's interest before deduction of royalties.
(7)	Deemed production describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board ("AEUB"), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution received monthly from the Alberta Crown as a reduction of other royalties payable. See "Gas over bitumen royalty adjustments" in Management's Discussion and Analysis.
(8)	Perpetual's commodity hedging strategy employs both financial forward contracts and physical commodity delivery contracts at fixed prices or price collars.
(9)	As evaluated by McDaniel & Associates Consultants Ltd. ("McDaniel") in accordance with National Instrument 51-101. See "Reserves" included in this Management's Discussion and Analysis.
(10)	Reserves are presented on a company interest basis, including working interest and royalty interest volumes but before royalty burdens.
(11)	Discounted at ten percent using McDaniel's forecast pricing. Reserves at various other discount rates are located in the "Reserves" section of Management's Discussion and Analysis. Estimated present value amounts should not be taken to represent an estimate of fair market value.
(12)	Based on Common Shares outstanding at period end.

%CIK: 0001177293

For further information:

Perpetual Energy Inc.
Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5
Telephone: 403 269-4400 Fax: 403 269-4444 Email:  info@perpetualenergyinc.com

Susan L. Riddell Rose, President and Chief Executive Officer
Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer
Claire A. Rosehill, Investor Relations and Business Analyst

CO: Perpetual Energy Inc.

CNW 08:30e 12-MAR-12